[Letterhead of Debevoise & Plimpton LLP]

September 21, 2006

Ms. Sara D. Kalin
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

VIA EDGAR

Re:                             Hertz Global Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 25, 2006
File No. 333-135782

Dear Ms. Kalin:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to comment 18 (“Comment 18”) contained in your letter, dated September 13, 2006, relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on August 25, 2006.  The text of Comment 18 is set forth in bold/italicized type below, and the Company’s response is set forth in plain type immediately beneath such comment.

Enclosed with the paper copy of this letter are supplemental materials requested by the staff of the Commission (the “Staff”) or responsive to the Staff’s comments.  Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 2 to the Registration Statement.

Pursuant to Rule 418(b), the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved.  The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Hertz Holdings Stock Incentive Plan, page 87

18.       We have reviewed your response to our prior comment number 52.  Please note that we will revisit your response at the time that a range of offering prices is included in your registration statement.

The Company acknowledges the Staff’s comment, and notes for the Staff that it has supplementally provided with the paper copy of this letter as Annex 18 a preliminary range of offering prices, together with supplementary explanation responding to the Staff’s comments.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

Regards,
/s/ Steven J. Slutzky

Steven J. Slutzky

cc:     H. Yuna Peng

          Jeffrey Sears

          Michael Fay

                        Securities and Exchange Commission

Mark P. Frissora

Paul J. Siracusa

Harold E. Rolfe, Esq.

Richard Foti

        Hertz Global Holdings, Inc.

Enclosures